FINAL APPROVED BY MICHIGAN. 4/14/2005

SUPPLEMENT DATED APRIL 14, 2005 TO
PROSPECTUS DATED MAY 25, 2004 OF
PDC 2004-2006 DRILLING PROGRAM

THIS PROSPECTUS SUPPLEMENT MUST ACCOMPANY EACH PROSPECTUS USED BY SIGMA FINANCIAL CORPORATION IN ITS SOLICITATION OF MICHIGAN INVESTORS.

NASD announced on December 9, 2004 that it had censured and fined Sigma Financial Corporation of Ann Arbor, Michigan and its president $135,000 for Sigma's unethical conduct and violations of NASD's Code of Arbitration Procedure by frivolously pursuing legal action against an elderly couple who had won an arbitration award against Sigma. In addition, NASD suspended Sigma's president for ten business days in all supervisory capacities. In the settlement agreement with the customers, Sigma has reimbursed the elderly couple for the $110,000 in attorney fees and costs they incurred in defending themselves for three years. NASD also ordered Sigma to certify to NASD annually, for a period of two years, that it has fully complied with the NASD Code of Arbitration Procedure in connection with any customer disputes. Sigma must also notify NASD prior to taking any legal action against customers in federal or state court. The basic facts behind NASD's enforcement action against Sigma are as follows:

The NASD arbitrator entered an award on April 3, 2001 in favor of the elderly couple. Sigma, acting through an employee, filed a pleading to vacate the $318,096 arbitration award issued against Sigma by NASD and filed a lawsuit in Michigan court against the customers for damages, notwithstanding the language in Sigma's own new account application stating that the parties were waiving their right to a jury trial. The court confirmed the award in favor of the customers, found the lawsuit to be frivolous and dismissed it, and fined Sigma $500. On February 12, 2002, Sigma paid the award amounting to $331,206, including attorneys' fees, costs and interest, to the elderly couple. Sigma from November 2001 through April 2002 filed numerous motions and papers in Michigan court in the matter, which caused the customers to incur substantial attorneys' fees. The court entered an order finding that Sigma had acted in bad faith and required Sigma to obtain prior permission from the court before it filed any additional papers in the matter. For three years after the NASD arbitration award was issued, Sigma continued to pursue its claims against its former customers in Michigan courts. NASD concluded that Sigma had used the courts to carry out a campaign of harassment against its customers because of an arbitration award it did not like, and NASD found these actions by Sigma to be a clear violation of NASD rules.

THE ACTIONS CITED ABOVE REGARDING SIGMA AND THE ENFORCEMENT ACTION TAKEN BY NASD AGAINST SIGMA IN NO WAY INVOLVED PETROLEUM DEVELOPMENT CORPORATION, PDC 2004-2006 DRILLING PROGRAM OR ANY LIMITED PARTNERSHIP SPONSORED BY PETROLEUM

DEVELOPMENT CORPORATION WITHIN PDC 2004-2006 DRILLING PROGRAM AND IN NO WAY REFLECT ON THE SECURITIES OFFERING BY PDC 2004-2006 DRILLING PROGRAM. MICHIGAN INVESTORS MUST EVALUATE AN INVESTMENT IN PDC 2004-2006 DRILLING PROGRAM AND IN ANY LIMITED PARTNERSHIP WITHIN PDC 2004-2006 DRILLING PROGRAM ON ITS OWN MERITS AND WITHOUT ANY REFERENCE TO THE ACTIONS BY SIGMA AND THE ENFORCEMENT ACTIONS BY NASD AGAINST SIGMA.

Supplement dated April 14, 2005

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